

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

via U.S. mail and facsimile

Mr. Paul Uppal
President and Chief Executive Officer
Liberty Petroleum Inc.
999 West Broadway, Suite 720
Vancouver, British Columbia V5Z 1K5

> **Re:** **Liberty Petroleum Inc.**
> **Amendment No. 2 to Form F-1**
> **Filed February 7, 2007**
> **File No. 333-137571**

Dear Mr. Uppal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide updated consents with your next amendment.

Summary Financial Information

2. Please explain why you have qualified your summary financial information by reference to the Company's financial statements. Please contact us to discuss.

Financial Statements

Nine Months Ended September 30, 2006

3. We note your response to our prior comment number eight. Based on your response, it appears you have restated your previously filed interim financial statements as of and for the period ended September 30, 2006. Please modify the relevant interim financial statements to label them as "restated" and provide a footnote disclosure that depicts the amounts as previously reported and as restated. Provide sufficient narrative disclosure to facilitate investor understanding of the changes to your financial statements.

Note 4 – Discontinued Operations, page 50

4. Please tell us why you believe it is appropriate to reflect your option payment associated with a mineral property as discontinued operations under Canadian and U.S. GAAP. Please refer to paragraph 41 of SFAS 144 for U.S. GAAP.

Note 5 - U.S. Generally Accepted Accounting Principals

Mineral Exploration and Development, page 51

5. Please note that exploration costs associated with mining properties under U.S. GAAP shall be expensed as incurred regardless of the existence of reserves or the stage of a projects development. Please revise your disclosure accordingly.

Oil and Gas Exploration and Development, page 51

6. We note your disclosure that indicates you account for your oil and gas activities using the full cost method of accounting as prescribed by Industry Guide 2. Please note that the guidance for full cost accounting under U.S. GAAP is prescribed in Rule 4-10 of Regulation S-X. Please revise your policy disclosure accordingly.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723, or in his absence, Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757, or in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: David Lubin & Associates
        K. Stertzel
        M. Duru
        T. Levenberg
        A. Parker